FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

For March 2007

CHAI-NA-TA CORP.
Unit 100 – 12051 Horseshoe Way
Richmond, BC V7A 4V4

Attachments:

1.   News Release dated March 13, 2007

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F – [X]   Form 40-F – [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes – [   ] No – [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHAI-NA-TA CORP.

SIGNED "WILMAN WONG"

Date: March 13, 2007

Wilman Wong
Chief Financial Officer/Corporate Secretary



Unit 100 - 12051 Horseshoe Way
Richmond, BC V7A 4V4
Canada

Toll Free in Canada & USA:
1-800-406-ROOT (7668)

Telephone: (604) 272-4118
Facsimile: (604) 272-4113

OTCBB: "CCCFF"

Web: www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. Reports 2006 Year-end Results

RICHMOND, BRITISH COLUMBIA – March 13, 2007 – Chai-Na-Ta Corp. (OTCBB: "CCCFF"), the world's largest supplier of North American ginseng, today announced 2006 net loss of $9.5 million, or $0.34 per basic share, compared to 2005 net loss of $8.1 million, or $0.33 per basic share.

Revenue increased to $5.9 million in 2006 from $5.8 million in 2005. Gross margin declined to 2% in 2006 from 6% in 2005.

With weak ginseng root prices throughout the first half of 2006, we realized an average selling price of about $6 per pound in 2006 compared to $10 per pound in 2005.

"We feel that the demand for ginseng products remains strong, we sold most of our 2006 harvest in early 2007," said Derek Zen, Chairman of the Company, "We see prices strengthening in late 2006 and expect prices to stabilize with slight improvements in 2007,"

"Rust remains a challenge leading to significant write-downs on inventory and crop costs in 2006," Mr. Zen continued. "We will continue our focus on maximizing yield and quality while minimizing farm costs and operating expenses in 2007 "

2006 Fourth Quarter

During the quarter ended December 31, 2006, revenue was $0.3 million, down from $0.9 million in the same quarter last year. Gross margin was 13.7% in the 2006 fourth quarter compared to a gross margin of 14.4% in the 2005 period. Net loss in the 2006 fourth quarter was $6.7 million, or $0.19 per basic share, compared to $2.6 million, or $0.10 per basic share, in the same period last year. The increase in net loss in 2006 was a result of the write-downs on inventory and crop costs and the valuation allowance against future income tax assets.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is the world's largest supplier of North American ginseng. The Company farms, processes and distributes North

American ginseng as bulk root, and supplies processed material for the manufacture of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company's expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company's ongoing research programs, general business conditions, and other risks as outlined in the Company's periodic filings, Annual Report, and Form 20-F.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.
Wilman Wong
Chief Financial Officer/Corporate Secretary
(604) 272-4118 or (Toll Free) 1-800-406-7668
(604) 272-4113 (FAX)
E-mail: info@chainata.com
Website: www.chainata.com

CHAI-NA-TA CORP.
CONSOLIDATED FINANCIAL HIGHLIGHTS

	Three Months Ended		Three Months Ended	
	December 31 2006	December 31 2005	December 31 2006	December 31 2005
Fourth Quarter Summary	**Canadian $000**		***US $000 Equivalents**	
(Unaudited)	(except EPS and shares outstanding)		(except EPS and shares outstanding)	
Revenue	$ 315	$ 912	$ 278	$ 753
Loss before taxes	**(6,123)**	(3,855)	**(5,399)**	(3,182)
Net loss for the period	**(6,714)**	(2,603)	**(5,920)**	(2,149)
Loss per share				
- basic	**(0.19)**	(0.10)	**(0.17)**	(0.09)
- fully diluted	**(0.19)**	(0.10)	**(0.17)**	(0.09)
Weighted average shares outstanding				
- basic	**34,698,157**	24,299,008	**34,698,157**	24,299,008
- fully diluted	**34,698,157**	24,299,008	**34,698,157**	24,299,008

	Year Ended		Year Ended	
	December 31 2006	December 31 2005	December 31 2006	December 31 2005
Annual Summary	**Canadian $000**		***US $000 Equivalents**	
	(except EPS and shares outstanding)		(except EPS and shares outstanding)	
Revenue	$ 5,928	$ 5,826	$ 5,227	$ 4,808
Loss before taxes	**(7,606)**	(12,219)	**(6,707)**	(10,085)
Net loss for the year	**(9,461)**	(8,131)	**(8,342)**	(6,711)
Loss per share				
- basic	**(0.34)**	(0.33)	**(0.30)**	(0.28)
- fully diluted	**(0.34)**	(0.33)	**(0.30)**	(0.28)
Weighted average shares outstanding				
- basic	**27,746,397**	24,299,008	**27,746,397**	24,299,008
- fully diluted	**27,746,397**	24,299,008	**27,746,397**	24,299,008

*US $ Equivalents - for the period ended December 31, 2006 conversion rate used is 1.1341 (0.8818)

- for the period ended December 31, 2005 conversion rate used is 1.2116 (0.8254)

Amounts in US$ are included solely for the convenience of readers outside Canada. The inclusion of such amounts is not intended to imply that such amounts were transacted in, realized or settled in US$ at this rate or any other rate.